UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exchange Offer and Consent Solicitation

On September 13, 2016, Intelsat S.A. issued a press release which announced the results for the previously announced consent solicitation by its wholly-owned subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), relating to Intelsat Jackson’s 6.625% Senior Notes due 2022 (the “2022 Notes”). Intelsat S.A. also announced the results to-date for the previously announced exchange offer for the 2022 Notes as well as the anticipated early settlement date of September 15, 2016 for the exchange offer. Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of the supplemental indenture entered into in connection with the consent solicitation.

Furnished as Exhibit 99.2 and incorporated herein by reference is a copy of the press release.

The information contained in this report shall be deemed to be incorporated by reference into the Offering Memorandum, dated August 29, 2016, with respect to the exchange offer for certain notes of Intelsat Jackson, and into the Consent Solicitation Statement, dated August 29, 2016, with respect to the consent solicitation for certain notes of Intelsat Jackson.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of September 12, 2016, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and U.S. Bank National Association, as Trustee.

99.2	Press Release, dated September 13, 2016, entitled “Intelsat Announces Results to Date and Early Settlement Date of September 15, 2016 for Exchange Offer, as well as Results for Consent Solicitation of Certain Notes of Intelsat Jackson Holdings S.A.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2016	INTELSAT S.A.

	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

Exhibit No.	Document Description

99.1	Fourth Supplemental Indenture for Intelsat Jackson Holdings S.A.’s 6 5⁄8% Senior Notes due 2022, dated as of September 12, 2016, by and among Intelsat Jackson Holdings S.A., as Issuer, Intelsat (Luxembourg) S.A., as Parent Guarantors, the subsidiary guarantors named therein and U.S. Bank, National Association, as Trustee.

99.2	Press Release, dated September 13, 2016, entitled “Intelsat Announces Results to Date and Early Settlement Date of September 15, 2016 for Exchange Offer, as well as Results for Consent Solicitation of Certain Notes of Intelsat Jackson Holdings S.A.”